FILE No.
82-4221

ALOAK

ALOAK CORP. CDNX-AOK

300, 340 - 12 avenue sw, calgary, alberta, canada [illegible] tel: 1.877.525.6252 fax: (403) 262.3917 corp@aloak.ca www.aloak.ca

02049464

SEC MAIL PROCESSING
RECEIVED
AUG 21 2002
WASH. D.C. 154 SECTION

August 13, 2002

United States Securities
& Exchange Commission
Washington, DC
20549
USA

SUPPL

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-4221
News Release Dated August 13, 2002

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

ALOAK CORP.

B O'Neill

Barbara O'Neill
Secretary

PROCESSED
AUG 30 2002
THOMSON
FINANCIAL

Enclosure

8/27

FILE No.
82-4221

ALOAK

NewsRelease

Internet Solutions for Small Business

Aloak Announces the Acquisition of ISMG Inc.

London ON — August 13, 2002— Aloak Corp. ("Aloak") is pleased to announce that it has acquired all of the shares of ISMG Inc., of London Ontario in a share for share exchange.

ISMG, http://www.ismg.com, a Microsoft Certified Partner, has developed a comprehensive development capability using the latest Microsoft technologies including Microsoft .NET Technologies http://www.microsoft.com/net/basics/ .NET is infused into the products that make up the Microsoft platform, providing the ability to quickly and reliably build, host, deploy, and utilize secure and connected solutions using XML Web services. The Microsoft platform provides a suite of developer tools, client applications, XML Web services, and servers necessary to participate in this connected world. The Microsoft Certified Partner relationship gives ISMG access to the same technical tools as Microsoft's own employees, allowing the company to better serve its clients in the rapidly evolving e-business industry. Need to learn more about Microsoft® .NET technology and what it can do for you? ISMG is your starting place.

The founders and principals of ISMG Inc., Steve Groves and Brent Pranger have joined the senior operations management team at Aloak and in addition to an impressive client list and development team, bring valuable experience and expertise to Aloak's marketing and project development capabilities.

ISMG has successfully completed a number of application development projects for major corporate clients in North America and Europe enabling them to capitalize on the business advantages made available by Internet technologies. Major clients include Pitney Bowes Management Services, MoDo Sweden, London Health Sciences Foundation, London Hydro, UWO Dept of Graphic Services. Additionally, ISMG has developed a number of proprietary business applications which compliment the product assortment developed at Aloak over the past two years. According to Jack Ross, President of Aloak Inc., "The addition of ISMG capabilities and expertise rounds out the Aloak service offering enabling us to satisfy the needs of organizations of any size looking to use the latest Internet technologies. We expect a significant immediate impact on Aloak revenues and profitability resulting directly from this combination."

About Aloak

Aloak Inc. is an integrated Internet web services and application services provider (ASP) that operates out of offices in London, Ontario, Woodstock, Ontario and Calgary, Alberta. Aloak's mix of products and services includes turn-key website and e-commerce packages, domain registration, secure hosting, diverse web applications, custom web-site design, custom programming and e-business strategic consulting. Aloak Inc. is the

Continued >

FILE No.
82-4221

ALOAK™

NewsRelease

Internet Solutions for Small Business

subsidiary of Aloak Corp., a publicly traded company listed on the TSX Venture Exchange (TSX) under the trading symbol (V:AOK).

Contacts

Website: www.aloak.ca

Corporate Information: www.aloak.ca/about

Email: irelations@aloak.ca

Clyde Beattie, Chairman & CEO
Voice: 877-525-6252 Ext. 303
Email: clyde.beattie@aloak.ca

Greg Smith CA, CFO
Voice: 877-525-6252 Ext. 304
Email: greg.smith@aloak.ca

Jack Ross, President & COO Aloak Inc.
Voice: 877-525-6252 Ext. 300
Email: jack.ross@aloak.ca

ALOAK™

NewsRelease

Internet Solutions for Small Business

Aloak Announces the Acquisition of ISMG Inc.

London ON — August 13, 2002— Aloak Corp. ("Aloak") is pleased to announce that it has acquired all of the shares of ISMG Inc., of London Ontario in a share for share exchange.

ISMG, http://www.ismg.com, a Microsoft Certified Partner, has developed a comprehensive development capability using the latest Microsoft technologies including Microsoft .NET Technologies http://www.microsoft.com/net/basics/ .NET is infused into the products that make up the Microsoft platform, providing the ability to quickly and reliably build, host, deploy, and utilize secure and connected solutions using XML Web services. The Microsoft platform provides a suite of developer tools, client applications, XML Web services, and servers necessary to participate in this connected world. The Microsoft Certified Partner relationship gives ISMG access to the same technical tools as Microsoft's own employees, allowing the company to better serve its clients in the rapidly evolving e-business industry. Need to learn more about Microsoft® .NET technology and what it can do for you? ISMG is your starting place.

The founders and principals of ISMG Inc., Steve Groves and Brent Pranger have joined the senior operations management team at Aloak and in addition to an impressive client list and development team, bring valuable experience and expertise to Aloak's marketing and project development capabilities.

ISMG has successfully completed a number of application development projects for major corporate clients in North America and Europe enabling them to capitalize on the business advantages made available by Internet technologies. Major clients include Pitney Bowes Management Services, MoDo Sweden, London Health Sciences Foundation, London Hydro, UWO Dept of Graphic Services. Additionally, ISMG has developed a number of proprietary business applications which compliment the product assortment developed at Aloak over the past two years. According to Jack Ross, President of Aloak Inc., "The addition of ISMG capabilities and expertise rounds out the Aloak service offering enabling us to satisfy the needs of organizations of any size looking to use the latest Internet technologies. We expect a significant immediate impact on Aloak revenues and profitability resulting directly from this combination."

About Aloak

Aloak Inc. is an integrated Internet web services and application services provider (ASP) that operates out of offices in London, Ontario, Woodstock, Ontario and Calgary, Alberta. Aloak's mix of products and services includes turn-key website and e-commerce packages, domain registration, secure hosting, diverse web applications, custom web-site design, custom programming and e-business strategic consulting. Aloak Inc. is the

Continued >

FILE No.
82-4221

ALOAK NewsRelease

Internet Solutions for Small Business

subsidiary of Aloak Corp., a publicly traded company listed on the TSX Venture Exchange (TSX) under the trading symbol (V:AOK).

Contacts

Website: www.aloak.ca

Corporate Information: www.aloak.ca/about

Email: irelations@aloak.ca

Clyde Beattie, Chairman & CEO
Voice: 877-525-6252 Ext. 303
Email: clyde.beattie@aloak.ca

Greg Smith CA, CFO
Voice: 877-525-6252 Ext. 304
Email: greg.smith@aloak.ca

Jack Ross, President & COO Aloak Inc.
Voice: 877-525-6252 Ext. 300
Email: jack.ross@aloak.ca

FILE No.
82-4221

ALOAK™

NewsRelease

Internet Solutions for Small Business

Aloak Announces the Acquisition of ISMG Inc.

London ON — August 13, 2002— Aloak Corp. ("Aloak") is pleased to announce that it has acquired all of the shares of ISMG Inc., of London Ontario in a share for share exchange.

ISMG, http://www.ismg.com, a Microsoft Certified Partner, has developed a comprehensive development capability using the latest Microsoft technologies including Microsoft .NET Technologies http://www.microsoft.com/net/basics/ .NET is infused into the products that make up the Microsoft platform, providing the ability to quickly and reliably build, host, deploy, and utilize secure and connected solutions using XML Web services. The Microsoft platform provides a suite of developer tools, client applications, XML Web services, and servers necessary to participate in this connected world. The Microsoft Certified Partner relationship gives ISMG access to the same technical tools as Microsoft's own employees, allowing the company to better serve its clients in the rapidly evolving e-business industry. Need to learn more about Microsoft® .NET technology and what it can do for you? ISMG is your starting place.

The founders and principals of ISMG Inc., Steve Groves and Brent Pranger have joined the senior operations management team at Aloak and in addition to an impressive client list and development team, bring valuable experience and expertise to Aloak's marketing and project development capabilities.

ISMG has successfully completed a number of application development projects for major corporate clients in North America and Europe enabling them to capitalize on the business advantages made available by Internet technologies. Major clients include Pitney Bowes Management Services, MoDo Sweden, London Health Sciences Foundation, London Hydro, UWO Dept of Graphic Services. Additionally, ISMG has developed a number of proprietary business applications which compliment the product assortment developed at Aloak over the past two years. According to Jack Ross, President of Aloak Inc., "The addition of ISMG capabilities and expertise rounds out the Aloak service offering enabling us to satisfy the needs of organizations of any size looking to use the latest Internet technologies. We expect a significant immediate impact on Aloak revenues and profitability resulting directly from this combination."

About Aloak

Aloak Inc. is an integrated Internet web services and application services provider (ASP) that operates out of offices in London, Ontario, Woodstock, Ontario and Calgary, Alberta. Aloak's mix of products and services includes turn-key website and e-commerce packages, domain registration, secure hosting, diverse web applications, custom web-site design, custom programming and e-business strategic consulting. Aloak Inc. is the

Continued >

FILE No.
82-4221

ALOAK™

NewsRelease

Internet Solutions for Small Business

subsidiary of Aloak Corp., a publicly traded company listed on the TSX Venture Exchange (TSX) under the trading symbol (V:AOK).

Contacts

Website: www.aloak.ca

Corporate Information: www.aloak.ca/about

Email: irelations@aloak.ca

Clyde Beattie, Chairman & CEO
Voice: 877-525-6252 Ext. 303
Email: clyde.beattie@aloak.ca

Greg Smith CA, CFO
Voice: 877-525-6252 Ext. 304
Email: greg.smith@aloak.ca

Jack Ross, President & COO Aloak Inc.
Voice: 877-525-6252 Ext. 300
Email: jack.ross@aloak.ca